Exhibit 99.1

PRESS RELEASE

September 24, 2015	2015-21
For Immediate Release	TSX-V: JAG
NOT FOR DISTRIBUTION IN THE UNITED STATES NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

JAGUAR MINING FILES DISCLOSURE DOCUMENT IN CONNECTION WITH
PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT OF CONVERTIBLE DEBENTURES

Toronto, Ontario, Canada – September 24, 2015 – Jaguar Mining Inc. ("Jaguar" or the "Corporation") (TSX-V: JAG) announced today that, further to its press releases dated September 14, 2015 and September 18, 2015 announcing the proposed non-brokered private placement (the "Offering") of convertible senior secured debentures ("Debentures"), the Corporation has filed on SEDAR as a "Material Document" a disclosure document (the "Disclosure Document") relating to the Offering and the anticipated participation (the "Outrider Subscription") by Outrider Management, LLC, an insider of the Corporation, which Disclosure Document is being provided to disinterested minority shareholders whose written consent to the Outrider Subscription will be sought in connection with the Offering. A copy of the Disclosure Document can be accessed under the issuer profile of Jaguar on SEDAR at www.sedar.com.

In connection with the Offering, the Corporation expects to pay certain finders a cash commission of up to 4% of the total proceeds raised in the Offering from subscriptions from purchasers that such finders introduced to the Offering, and finder's warrants ("Finder's Warrants") to purchase such number of common shares of the Corporation as is equal to up to 4% of the total number of common shares issuable on conversion of the Debentures issued to purchasers that such finders introduced to the Offering. The Finder's Warrants will have an exercise price of $0.15 per common share with an expiry date of three years from the closing date of the Offering, subject to the approval of the TSX Venture Exchange.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Corporation owns mineral claims covering an area of approximately 197,000 hectares. Additional information is available on the Corporation's website at www.jaguarmining.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Derrick Weyrauch
Chief Financial Officer
(416) 628-9601
dweyrauch@jaguarmining.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Such statements constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance and, in this news release, include comments with respect to (i) the Debentures and the Offering, (ii) the participation of Outrider Management in the Offering, (iii) the seeking of the consent of disinterested minority shareholders with respect to the Outrider Subscription, (iv) the amounts and form of any finder's fees paid in connection with the Offering, and (v) the terms of the Finder's Warrants. Forward-looking statements can generally be identified by the use of words such as "expected", "forecasted", "targeted", "approximately", "intends", "plans", "anticipates", "projects", "continue", "estimate", "believe" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. In this news release, information contained in forward-looking statements is based on current expectations, estimates and projections that involve a number of known and unknown risks and uncertainties, including among others the uncertainties inherent to capital markets in general, uncertainties with respect to the success of the Offering, and risk of not obtaining all regulatory and minority shareholder approvals, which, if incorrect, may cause actual results to differ materially from those anticipated by Jaguar and described herein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release, see Corporation's most recent annual information form and management's discussion and analysis, as well as other public disclosure documents that can be accessed under the issuer profile of "Jaguar Mining Inc." on SEDAR at www.sedar.com. The forward-looking information set forth herein reflects Jaguar's expectations as at the date of this news release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.